# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: V2X, Inc., CIK 0001601548
CUSIP: 92242T101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Date of event which requires filing of this statement: 05/19/2025
Amends the filing with accession number 0001193125-24-260913
Filed by CIK 0001653782
Persons authorized to receive notices and communications: Joel M. Rotroff, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 627-2360

## Reporting persons
- American Industrial Partners Capital Fund VI, L.P. (CIK 0001653782): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,791,866; sole dispositive power 0; shared dispositive power 11,700,001; aggregate amount beneficially owned 11,791,866 (37.2% of the class)
  Comment: Row 8, 10 and 11. Includes 11,700,001 shares owned directly by Vertex Aerospace Holdco LLC ("Vertex Holdco") and indirectly by American Industrial Partners Capital Fund VI, L.P. ("AIP Fund VI") and AIPCF VI Vertex Aerospace Funding LP ("Vertex Funding").
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,684,495 shares of Common Stock outstanding as of April 29, 2025.
- AIPCF VI Vertex Aerospace Funding LP (CIK 0001936767): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,791,866; sole dispositive power 0; shared dispositive power 11,700,001; aggregate amount beneficially owned 11,791,866 (37.2% of the class)
  Comment: Row 8, 10 and 11. Includes 11,700,001 shares owned directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding.
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,684,495 shares of Common Stock outstanding as of April 29, 2025.
- Vertex Aerospace Holdco LLC (CIK 0001936847): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,791,866; sole dispositive power 0; shared dispositive power 11,700,001; aggregate amount beneficially owned 11,791,866 (37.2% of the class)
  Comment: Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,684,495 shares of Common Stock outstanding as of April 29, 2025.
- AIPCF VI, LLC (CIK 0001946312): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,167,286; sole dispositive power 0; shared dispositive power 12,075,421; aggregate amount beneficially owned 12,167,286 (38.4% of the class)
  Comment: Row 8, 10 and 11. Includes (i) 11,700,001 shares owned directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding, and (ii) 375,420 shares owned directly by Lightship Capital LLC ("Lightship"). As described in Item 2 herein, each of AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship are under common control of AIPCF VI, LLC ("AIP GP" and, together with AIP Fund VI, Vertex Funding, Vertex Holdco and Lightship, the "Reporting Persons").
  
  Row 8 and 11. Includes 91,865 shares over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See Item 6 of the Original Schedule 13D.
  
  Row 13. Based on 31,684,495 shares of Common Stock outstanding as of April 29, 2025.
- Lightship Capital LLC (CIK 0001706660): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 375,420; sole dispositive power 0; shared dispositive power 375,420; aggregate amount beneficially owned 375,420 (1.2% of the class)
  Comment: Row 13. Based on 31,684,495 shares of Common Stock outstanding as of April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: V2X, Inc.
Address of issuer's principal executive offices: 1875 Campus Commons Drive, Suite 305, Reston, Virginia (VA), 20191
Comment:
Explanatory Note

This Amendment No. 5 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 5") amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2022, as amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on September 15, 2022, Amendment No. 2 thereto filed by the Reporting Person with the SEC on September 10, 2024, Amendment No. 3 thereto filed by the Reporting Person with the SEC on September 16, 2024 and Amendment No. 4 thereto filed by the Reporting Person with the SEC on November 18, 2024 (collectively, the "Original Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as by adding the following immediately prior to last paragraph thereof:

On May 15, 2025, in connection with a registered secondary public offering (the "May 2025 Secondary Offering") of Common Stock of the Issuer, Vertex Holdco entered into an underwriting agreement (the "May 2025 Underwriting Agreement") with the Issuer, RBC Capital Markets, LLC, as representatives of the several underwriters listed on Schedule II thereto (the "May 2025 Underwriters"). Pursuant to the May 2025 Underwriting Agreement, Vertex Holdco agreed to sell to the May 2025 Underwriters, and the May 2025 Underwriters agreed to purchase from Vertex Holdco, subject to and upon the terms and conditions set forth therein, 2,000,000 shares of Common Stock at a price of $48.3868 per share. In addition, pursuant to the May 2025 Underwriting Agreement, the May 2025 Underwriters have a 30-day option to purchase up to an additional 300,000 shares of Common Stock on the same terms. The sale of the 2,000,000 shares in the May 2025 Secondary Offering closed on May 19, 2025.

In connection with the May 2025 Secondary Offering, Vertex Holdco entered into a lock-up agreement (the "May 2025 Lock-up Agreement") with the May 2025 Underwriters. Under the May 2025 Lock-up Agreement, Vertex Holdco agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock for 60 days after May 19, 2025.

The foregoing descriptions of the May 2025 Underwriting Agreement and May 2025 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the May 2025 Underwriting Agreement, which includes the form of the May 2025 Lock-up Agreement as an exhibit, and which is filed as Exhibit 99.9 hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Amendment No. 5 are incorporated herein by reference. The Reporting Persons may be deemed to beneficially own an aggregate of 12,167,286 shares of Common Stock. This amount consists of: (i) 11,700,001 shares of Common Stock held directly by Vertex Holdco and indirectly by AIP Fund VI and Vertex Funding; (ii) 375,420 shares of Common Stock held directly by Lightship; and (iii) 91,865 shares of Common Stock over which Vertex Holdco holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters (described further in Item 6 of the Original Schedule 13D, under the header "Shareholders Agreement"). In its capacity as the general partner of each of AIP Fund VI and Credit Opportunity Fund, AIP GP may be deemed to indirectly beneficially own all 12,167,286 shares of Common Stock reported herein. The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 31,684,495 shares of Common Stock issued and outstanding as of April 29, 2025, as disclosed in the Issuer's preliminary prospectus supplement filed with the SEC on May 19, 2025 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except for the sale of 2,000,000 shares of Common Stock in the May 2025 Secondary Offering pursuant to the May 2025 Underwriting Agreement, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following at the end thereof:

The description of the May 2025 Underwriting Agreement included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following after Exhibit No. 99.8:

99.9 Underwriting Agreement, dated May 15, 2025, by and among the Issuer, RBC Capital Markets, LLC, as representatives of the several Underwriters, and Vertex Holdco, as the selling shareholder (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 19, 2025).

## Signatures
- American Industrial Partners Capital Fund VI, L.P.: By: AIPCF VI, LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (05/21/2025)
- AIPCF VI Vertex Aerospace Funding LP: By: AIP Vertex GP LLC, its general partner By: /s/ Stan Edme, Stan Edme, Managing Member and VP (05/21/2025)
- Vertex Aerospace Holdco LLC: /s/ Joel M. Rotroff, Joel M. Rotroff, President (05/21/2025)
- AIPCF VI, LLC: /s/ Stan Edme, Stan Edme, Managing Member and VP (05/21/2025)
- Lightship Capital LLC: /s/ Stan Edme, Stan Edme, VP (05/21/2025)